SMART-TEK SOLUTIONS INC.
1100 Quail Street, Suite 100
Newport Beach, CA 92660
Phone: (858) 798-1644

December 21, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington, DC 20549 USA

Attention: Larry Spirgel, Assistant Director

Dear Mr. Spirgel:

Re:     Smart-Tek Solutions Inc.’s Request to Withdrawal the Preliminary Proxy Statement filed on April 19, 2010 and amended on August 20, 2010, File No. 000-29895.

     Smart-Tek Solutions, Inc., a Nevada Corporation ("Smart-Tek"), respectfully requests that the Commission consent to the withdrawal of the Preliminary Proxy Statement filed by Smart-Tek with the Commission on April 19, 2010 and amended on August 20, 2010.

     At the time the above-referenced Preliminary Proxy Statement was originally filed, Smart-Tek’s wholly owned subsidiary Smart-Tek Communication, Inc. (“SCI”) business operations accounted for 60.6% of Smart-Tek’s total revenue and 69.3% of Smart-Tek’s total net income. At December 31, 2009, the SCI assets accounted for 49.5% of Smart-Tek’s total assets. Because SCI (the original core business of Smart-Tek) was still a significant part of its operations, Management felt it in the best interest of the shareholders to get their approval on its sale.

     However, since the filing of its Preliminary Proxy Statement on April 19, 2010 and amended on August 20, 2010 the slowdown of the economy has dramatically affected SCI’s business. For the quarter ended September 30, 2010 SCI’s revenue only accounted for 12.1% of Smart-Tek’s total revenue and contributed a loss of ($72,391) to Smart-Tek's total net income of $620,189. As of September 30, 2010 SCI’s total assets only accounted for 13.4% of Smart-Tek’s total assets. Management estimates similar results for SCI in the near future. SCI has now become a minor part of Smart-Tek’s operations. Based on the present and future estimated financial condition of Smart- Tek’s SCI subsidiary, Smart-Tek’s management would like to revisit its strategy for SCI. Therefore, Smart-Tek respectfully requests that the Commission consent to the withdrawal of the Preliminary Proxy Statement filed by Smart-Tek with the Commission on April 19, 2010 and amended on August 20, 2010

     Assuming that the Commission grants this request, Smart-Tek will file a Definitive Proxy Statement in the near future related to the election of the directors. In addition Smart-Tek intends to file a transitional Form 10K for the twelve month period ending December 31, 2010 subsequent to the filing of its December 2010 Form 10Q. The Definitive Proxy would be filed after the transitional annual report is filed.

     If you have any questions or concerns, or need any additional information, please call me at (858) 798-1644.

Respectfully submitted,
Smart-Tek Solutions. Inc., a Nevada corporation

By: /s/ Brian Bonar
_________________________
Name: Brian Bonar
Its: Chief Executive Officer